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03011671

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

K8 3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1711 G.E. Road
(No. and Street)

Bloomington (City) IL (State) 61704 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH, D.C. 165

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick Hany (309)821-2356
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter J. Borowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Management Company, as of December 31, 2002, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER A SUTTER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES ../09/05

Jennifer A. Sutter
Notary Public

Peter J. Borowski
Signature

Corporate Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Audited Financial Statements and Supplementary Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

Board of Directors
COUNTRY Capital Management Company

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (a wholly owned subsidiary of COUNTRY Life Insurance Company®) as of December 31, 2002, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 7, 2003

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 113,884
Fixed maturities, at fair value *(Note 2)*	1,018,624
Accounts receivable	76,796
Interest receivable	10,364
Income taxes recoverable	4,435
	$1,224,103
Liabilities and stockholder's equity	
Accounts payable and accrued expenses	$ 74,838
Deferred income taxes	26,887
	101,725
Stockholder's equity:	
Preferred stock, par value $100 per share:	
Authorized – 10,000 shares; issued and outstanding – None	–
Common stock, stated value $50 per share:	
Authorized, issued, and outstanding – 10,000 shares (owned by COUNTRY Life Insurance Company®)	500,000
Retained earnings	622,378
	1,122,378
	$1,224,103

Note: There were no changes in the common stock account during the year ended December 31, 2002.

See accompanying notes.

COUNTRY Capital Management Company

Statement of Income and Retained Earnings

Year ended December 31, 2002

Revenues	
Marketing fees:	
Insurance sales	$ 704,547
Mutual fund sales	608,483
Investment income	56,637
Unrealized gain on fixed maturities	43,364
	1,413,031
Expenses	
Commission expense:	
Insurance sales	395,069
Mutual fund sales	341,090
General management services *(Note 4)*	611,669
Professional services	7,152
Dues and assessments	5,360
Other	3,587
	1,363,927
Income before income taxes	49,104
Income taxes *(Note 5)*	
Current	2,257
Deferred	16,825
	19,082
Net income	30,022
Retained earnings at beginning of year	592,356
Retained earnings at end of year	$ 622,378

See accompanying notes.

COUNTRY Capital Management Company

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	$ 30,022
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on fixed maturities	(43,364)
Amortization	(134)
Increase in accounts receivable and interest receivable	(56,767)
Decrease in income taxes recoverable	2,113
Increase in deferred income taxes	16,825
Increase in accounts payable and accrued expenses	56,165
Net cash provided by operating activities	4,860
Investing activities	
Proceeds from sale and maturity of fixed maturities	300,000
Purchases of fixed maturities	(349,374)
Net cash used by investing activities	(49,374)
Decrease in cash and equivalents	(44,514)
Cash and cash equivalents at beginning of year	158,398
Cash and cash equivalents at end of year	$113,884

See accompanying notes.

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Organization and Operations

COUNTRY Capital Management Company (the Company) is a wholly owned subsidiary of COUNTRY Life Insurance Company®, which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

The Company's primary business is to serve as a broker/dealer of mutual fund, variable annuity, and variable universal life insurance products for the agents of COUNTRY℠ Insurance & Financial Services (COUNTRY). In 2002, the Company added a sales charge on their mutual funds. In addition, the Company now allows its agents to sell other companies' mutual funds. Marketing fees from the variable annuity and variable universal life insurance products represent approximately 51% of total revenues before unrealized gains on fixed maturities and are generated through one arrangement with an unaffiliated insurance company. Marketing fees from mutual funds represent approximately 44% of total revenues. Although the Company is registered in 14 states, its principal market is Illinois.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Fixed maturities are recorded at fair value. Changes in fair value on fixed maturities are included as revenue in the statement of income and retained earnings. Fair value is determined using independent pricing sources.

Short-term investments are recorded at fair value and include investments in a cash management fund. Cost approximates fair value.

1. Organization and Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Marketing Fees

Marketing fees on insurance sales are recognized as income when the fees are earned by the Company.

Marketing fees on mutual fund sales are recognized as income when earned by the Company.

2. Investments

The amortized cost and fair value of the Company's investments in fixed maturities at December 31, 2002, are as follows:

Issuer	Maturity	Amortized Cost	Unrealized Gain	Fair Value
GE Capital	2007	**$349,472**	**$20,681**	**$ 370,153**
Federal National Mortgage Association	2008	**300,000**	**10,557**	**310,557**
Merrill Lynch Note	2006	**299,856**	**38,058**	**337,914**
		$949,328	**$69,296**	**$1,018,624**

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $955,025 and net capital requirements of $6,782. The Company's net capital ratio was .11 to 1. The net capital rules may effectively restrict the payment of cash dividends.

4. Related Party Matters

The Company utilized the facilities, services, and staff of its related companies in the course of serving as a broker/dealer for the agents of COUNTRY. Charges for such facility usage and services during 2002 were $611,669, which includes allocations of payroll expenses and certain employee benefits but excludes expenses that are reimbursed directly by the Company.

5. Income Taxes

The Company files its tax return on a separate-company basis. The effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes.

The components of the income tax expense are as follows:

	Federal	State	Total
Current	$ 1,802	$455	$ 2,257
Deferred	16,825	–	16,825
	$18,627	$455	$19,082

Deferred income taxes result from the difference in the bases in investments for financial reporting and tax purposes.

The Company made income tax payments of $144 during 2002.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2002

Aggregate indebtedness		
Accounts payable and accrued expenses		$ 74,838
Deferred income taxes		26,887
		$ 101,725
Net capital		
Common stock		$ 500,000
Retained earnings		622,378
		1,122,378
Less		
Unsecured receivables	$91,595	
Securities haircut	75,758	167,353
Net capital		$ 955,025
Capital requirements		
Minimum net capital requirement		$ 6,782
Net capital in excess of requirements		948,243
Net capital as above		$ 955,025
Ratio of aggregate indebtedness to net capital		.11 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's Unaudited December 31, 2002, Part IIA FOCUS filing.

COUNTRY Capital Management Company

Schedule II – Statement Relating to Certain
Determinations Required Under Rule 17a-5(d)(4)

December 31, 2002

A reconciliation of net capital pursuant to Rule 17a-5(d)(4) is not required for the Company since the net capital reported on the audited and unaudited Form X-17A-5 is the same.

COUNTRY Capital Management Company

Schedule III – Statement Relating to Certain Determinations Required Under Rule 15c3-3

December 31, 2002

The Company is exempt under Rule 15c3-3, paragraph (k)(1), of the Securities Exchange Act of 1934, from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
COUNTRY Capital Management Company

In planning and performing our audit of the financial statements of COUNTRY Capital Management Company (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Making the recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 7, 2003